UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2019
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 13, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2018 Fourth Quarter and Annual Results

•	Revenue increased more than 17% to $1,053.0 million for the year ended December 31, 2018

•	IPG Net Earnings decreased $17.5 million to $46.8 million for the year ended December 31, 2018

•	IPG Adjusted Net Earnings decreased $1.5 million to $62.2 million for the year ended December 31, 2018

•	Adjusted EBITDA increased 9% to $140.9 million for the year ended December 31, 2018

MONTREAL, QUEBEC and SARASOTA, FLORIDA - March 13, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its fourth quarter and year ended December 31, 2018. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis and audited consolidated financial statements and notes thereto as of December 31, 2018 and 2017 and for the three-year period ended December 31, 2018 ("Financial Statements").

“We delivered solid results in 2018, growing our revenue and adjusted EBITDA both organically and with acquisitions, and met our guidance for the year," said Greg Yull, President and CEO of IPG. "More importantly, we have put in place what we believe are key elements to deliver sustainable growth and performance moving forward. We have deployed more than $160 million in an extensive capital program in the past two years, including approximately $63 million in three new greenfield facilities, including the second line at the Midland, North Carolina facility for water-activated tapes and in India at our carton sealing tapes and woven products facilities. Capital that will make a more meaningful contribution to our results in the second half of calendar 2019. This capital deployment was part of our strategy to build a world-class, competitive, low-cost, manufacturing base. On the acquisition front, we strengthened our product bundle with the addition of protective packaging solutions from the Polyair acquisition and expanded our geographic and competitive footprint with the acquisition of Maiweave. As we move into 2019, we are actively integrating these businesses, as well as delivering on the synergies from the prior acquisitions of Cantech and Airtrax. Our main priorities in 2019 are commissioning the two Indian facilities on time and on budget by mid-year, scaling production at those facilities and the second Midland production line, and driving cost and revenue synergies in Cantech, Polyair and Maiweave."

Fourth Quarter 2018 Highlights (as compared to fourth quarter 2017):

•
Revenue increased 21.2% to $287.7 million primarily due to additional revenue from the Polyair(1) and Airtrax(2) acquisitions, an increase in average selling price, including the impact of product mix, and an increase in sales volume.

•
Gross margin decreased to 19.7% from 22.8% primarily due to an unfavourable product mix and the dilutive gross margins of the Polyair and Airtrax acquisitions, partially offset by a decrease in certain plant-related operating costs.

•
Selling, general and administrative expenses ("SG&A") decreased 7.8% to $31.5 million primarily due to a decrease in share-based compensation of $6.0 million mainly driven by a decrease in the fair value of cash-settled awards and a decrease in employee related costs mainly related to discretionary employee benefit contributions, partially offset by additional SG&A from the Polyair acquisition.

•
Income tax expense increased $3.2 million to $0.8 million primarily due to the non-recurrence of a favourable adjustment in the fourth quarter of 2017, partially offset by the lower US corporate tax rate effective in 2018 both related to new US tax reform legislation.

•
Net earnings attributable to the Company's shareholders ("IPG Net Earnings") decreased $10.7 million to $10.6 million. The decrease was primarily due to (i) foreign exchange losses in the fourth quarter of 2018, (ii) an increase in interest expense and (iii) an increase in income tax expense, partially offset by a decrease in SG&A and an increase in gross profit.

•
Adjusted net earnings(3) decreased $3.7 million to $14.2 million primarily due to foreign exchange losses in the fourth quarter of 2018 and an increase in interest expense, partially offset by a decrease in income tax expense.

•	Adjusted EBITDA(3) increased 8% to $38.5 million primarily due to adjusted EBITDA contributed by the Polyair acquisition and a decrease in SG&A, partially offset by a decrease in gross profit.

•
Cash flows from operating activities increased $10.9 million to $70.2 million primarily due to a greater increase in accounts payable and accrued liabilities resulting from the timing of payments near the end of the fourth quarter of 2018 compared to 2017, partially offset by an increase in inventories.

•	Free cash flows(3) increased by $6.7 million to $52.0 million primarily due to an increase in cash flows from operating activities, partially offset by an increase in capital expenditures.

Fiscal Year 2018 Highlights (as compared to fiscal year 2017):

•
Revenue increased 17.2% to $1,053.0 million primarily due to additional revenue from the Cantech(4), Polyair, and Airtrax acquisitions and an increase in average selling price, including the impact of product mix.

•
Gross margin decreased to 20.8% from 22.4% primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, unfavourable product mix, and an increase in medical costs partially offset by a decrease in certain plant-related operating costs.

•
SG&A increased 13.8% to $122.5 million primarily due to (i) additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in employee-related costs to support growth initiatives in the business and (iii) an increase in variable compensation, partially offset by a decrease in share-based compensation mainly driven by a decrease in the fair value of cash-settled awards.

•
Income tax expense decreased $3.2 million to $9.8 million primarily due to the lower US corporate tax rate provided under US tax reform legislation and a net tax benefit recognized for a discretionary pension contribution(5), partially offset by the non-recurrence of a favourable adjustment in the fourth quarter of 2017 related to new US tax reform legislation.

•
IPG Net Earnings decreased $17.5 million to $46.8 million primarily due to (i) an increase in SG&A, (ii) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, including the impact of the Senior Unsecured Notes(6) , (iii) foreign exchange losses in 2018 and (iv) an increase in manufacturing facility closures, restructuring and other related charges mainly related to non-cash impairment charges from the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit.

•
Adjusted net earnings decreased $1.5 million to $62.2 million primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018 and (iii) an increase in SG&A, partially offset by a decrease in income tax expense and an increase in gross profit.

•
Adjusted EBITDA increased 8.7% to $140.9 million primarily due to adjusted EBITDA contributed by the Polyair and Cantech acquisitions and organic growth in gross profit. These increases were partially offset by an increase in SG&A and the non-recurrence of insurance proceeds related to the South Carolina Flood(7) of $2.1 million recorded in 2017.

•
Cash flows from operating activities decreased in the year ended December 31, 2018 by $1.3 million to $90.8 million. Factors that decreased operating cash flows included a discretionary pension contribution in 2018, plus year over year increases in working capital. The combination of accounts receivable, inventories, other current assets and accounts payable increased working capital by $27.4 million in 2018, compared to working capital increases of $18.2 million in 2017. These items were largely offset by an increase in gross profit and decreases in income taxes paid in 2018.

•	Free cash flows(3) increased by $8.2 million to $15.0 million due to a decrease in capital expenditures.

(1)	"Polyair" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc.on August 3, 2018.

(2)
"Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders.

(3)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(4)
"Cantech" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Canadian Technical Tape Ltd., which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(5)
On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the new US tax reform legislation.

(6)
"Senior Unsecured Notes" refers to the Company's offering of $250.0 million 7% senior unsecured notes due in 2026 which closed on October 15, 2018 and resulted in net proceeds of $244.9 million used to repay a portion of the borrowings outstanding under the Company's existing credit facility.

(7)
“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shutdown.

Other Highlights:

•
On March 12, 2019, the Board of Directors declared a dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

•
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million. This acquisition strengthens the Company's existing product bundle, provides additional scale to support growing demand in woven products, and adds capacity that is in close proximity to growing markets. The Company estimates Maiweave generated approximately $25 million of revenue and approximately $2.5 million of adjusted EBITDA in the twelve months ending December 31, 2018, based on historical performance. The Company expects the acquisition will be accretive to earnings in 2019 excluding advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments. The Company expects annualized run-rate synergies of approximately $1 million in adjusted EBITDA by the second half of 2020. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately five times adjusted EBITDA.

•
The second production line at the Midland, North Carolina manufacturing facility was successfully commissioned on schedule and on budget during the first quarter of 2019. Capital invested in 2018 in the line was approximately $8.0 million, bringing the total capital invested since inception to $13.4 million. Additional capital expenditures of approximately $1 to $2 million are expected in 2019. This expansion doubles the water-activated tape production capacity at the facility and supports growth in the e-commerce industry. The Company completed construction of the Midland manufacturing facility in 2017 and commissioned the first production line in the third quarter of 2017 for total invested capital of approximately $48 million. The first production line is operating at capacity so the second production line provides new capacity for anticipated growth.

Outlook

The Company's expectations for fiscal year 2019 are as follows:

•
Revenue in 2019 is expected to be between $1,180 and $1,220 million, excluding the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is expected to be between $164 and $174 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be two thirds of the income tax expense in 2019, as a result of the anticipated changes in the tax treatment of intercompany debt.

Conference Call

A conference call to discuss the Company's 2018 fourth quarter and annual results will be held Wednesday, March 13, 2019, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 7181929. The recording will be available from March 13, 2019 at 1:00 P.M. until April 13, 2019 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 29 locations, including 22 manufacturing facilities in North America, two in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding integration of recently acquired businesses, the Company's primary priorities for 2019, the Company’s commitment to capital projects and driving cost and revenue synergies from recently acquired businesses; the Company’s anticipated amount of capital expenditures in 2019; the Company’s expected strategic and financial benefits from its ongoing capital investment, product development, manufacturing facility expansion and merger and acquisition programs; dividends; the Company’s expected revenue and synergies from the Maiweave acquisition; the Company’s organic growth expectations; and the Company's fiscal year 2019 outlook, including Adjusted EBITDA, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the anticipated benefits from the Company's manufacturing facility closures, manufacturing rationalization initiatives, greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; the expected strategic and financial benefits from the Company's ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management's Discussion & Analysis are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Revenue	287,656	237,404	1,053,019	898,126
Cost of sales	231,015	183,381	834,136	696,719
Gross profit	56,641	54,023	218,883	201,407
Selling, general and administrative expenses	31,460	34,125	122,466	107,592
Research expenses	2,644	2,889	12,024	11,601
	34,104	37,014	134,490	119,193
Operating profit before manufacturing facility closures, restructuring and other related charges	22,537	17,009	84,393	82,214
Manufacturing facility closures, restructuring and other related charges	1,583	466	7,060	1,359
Operating profit	20,954	16,543	77,333	80,855
Finance costs (income)
Interest	6,713	2,525	17,072	7,246
Other expense (income), net	2,854	(4,693)	3,810	(3,398)
	9,567	(2,168)	20,882	3,848
Earnings before income tax expense (benefit)	11,387	18,711	56,451	77,007
Income tax expense (benefit)
Current	(323)	(1,064)	934	6,635
Deferred	1,093	(1,405)	8,868	6,414
	770	(2,469)	9,802	13,049
Net earnings	10,617	21,180	46,649	63,958

Net earnings (loss) attributable to:
Company shareholders	10,634	21,319	46,753	64,224
Non-controlling interests	(17)	(139)	(104)	(266)
	10,617	21,180	46,649	63,958

Earnings per share attributable to Company shareholders
Basic	0.18	0.36	0.79	1.09
Diluted	0.18	0.36	0.79	1.08

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2018	2017	2018	2017
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	10,617	21,180	46,649	63,958
Adjustments to net earnings
Depreciation and amortization	13,064	9,867	44,829	36,138
Income tax expense (benefit)	770	(2,469)	9,802	13,049
Interest expense	6,713	2,525	17,072	7,246
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	901	149	6,136	133
(Reversals of impairment) impairment of inventories	(248)	760	716	801
Share-based compensation expense	371	6,358	1,914	3,291
Pension, post-retirement and other long-term employee benefits	680	655	2,695	2,730
Loss (gain) on foreign exchange	2,226	(3,103)	1,933	(2,578)
Other adjustments for non-cash items	665	(1,480)	928	(1,958)
Income taxes paid, net	(1,238)	(436)	(1,577)	(6,452)
Contributions to defined benefit plans	(328)	(915)	(13,802)	(4,143)
Cash flows from operating activities before changes in working capital items	34,193	33,091	117,295	112,215
Changes in working capital items
Trade receivables	10,905	9,418	(9,660)	(6,847)
Inventories	(5,409)	441	(30,388)	(9,969)
Other current assets	(1,812)	(752)	(6,523)	89
Accounts payable and accrued liabilities and share-based compensation liabilities, current	31,459	17,407	19,215	(1,493)
Provisions	833	(350)	859	(1,863)
	35,976	26,164	(26,497)	(20,083)
Cash flows from operating activities	70,169	59,255	90,798	92,132
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(20,802)	—	(165,763)	(67,027)
Purchases of property, plant and equipment	(18,159)	(13,960)	(75,781)	(85,312)
Purchase of intangible assets	(705)	(1,868)	(1,558)	(1,914)
Other investing activities	(388)	303	(173)	1,338
Cash flows from investing activities	(40,054)	(15,525)	(243,275)	(152,915)
FINANCING ACTIVITIES
Proceeds from borrowings	312,089	39,578	991,917	257,021
Repayment of borrowings	(308,617)	(82,576)	(762,622)	(162,107)
Payments of debt issue costs	(5,101)	(683)	(7,862)	(683)
Interest paid	(2,830)	(2,806)	(10,901)	(7,360)
Proceeds from exercise of stock options	455	—	618	1,362
Repurchases of common shares	(2,160)	(1,014)	(2,160)	(7,451)
Dividends paid	(8,089)	(8,368)	(32,776)	(33,199)
Cash outflow from capital transactions with non-controlling interest in Capstone	—	—	(2,630)	—
Acquisition of non-controlling interest in Powerband through settlement of call option	(9,869)	—	(9,869)	—
Other financing activities	263	668	452	154
Cash flows from financing activities	(23,859)	(55,201)	164,167	47,737
Net increase (decrease) in cash	6,256	(11,471)	11,690	(13,046)
Effect of foreign exchange differences on cash	(242)	(220)	(2,132)	1,183
Cash, beginning of period	12,637	20,784	9,093	20,956
Cash, end of period	18,651	9,093	18,651	9,093

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash	18,651	9,093
Trade receivables	129,285	106,634
Inventories	190,675	146,804
Other current assets	24,395	16,188
	363,006	278,719
Property, plant and equipment	377,076	313,520
Goodwill	107,714	41,690
Intangible assets	122,389	47,318
Deferred tax assets	25,069	27,627
Other assets	9,586	6,998
Total assets	1,004,840	715,872
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	154,838	104,812
Share-based compensation liabilities, current	5,066	10,265
Call option redemption liability	—	12,725
Provisions, current	2,262	657
Borrowings, current	14,389	14,979
	176,555	143,438
Borrowings, non-current	485,596	264,484
Pension, post-retirement and other long-term employee benefits	14,898	29,298
Share-based compensation liabilities, non-current	4,125	4,984
Non-controlling interest put options	10,499	—
Deferred tax liabilities	42,321	13,769
Provisions, non-current	4,194	3,221
Other liabilities	5,224	1,956
	743,412	461,150
EQUITY
Capital stock	350,267	350,759
Contributed surplus	17,074	17,530
Deficit	(95,814)	(106,687)
Accumulated other comprehensive loss	(21,680)	(13,469)
Total equity attributable to Company shareholders	249,847	248,133
Non-controlling interests	11,581	6,589
Total equity	261,428	254,722
Total liabilities and equity	1,004,840	715,872

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Free Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$	$	$	$
IPG Net Earnings	10.6	21.3	46.8	64.2
Manufacturing facility closures, restructuring and other related charges	1.6	0.5	7.1	1.4
M&A Costs	2.5	2.2	9.5	7.5
Share-based compensation expense	0.4	6.4	1.9	3.3
Impairment of long-lived assets and other assets	0.0	0.2	0.1	0.2
Loss on disposal of property, plant and equipment	0.0	0.0	0.2	0.3
Income tax effect of these items	(0.9)	(3.1)	(3.3)	(3.5)
Other item: special income tax events(1)	—	(9.6)	—	(9.6)
Adjusted net earnings	14.2	17.9	62.2	63.7

IPG Net Earnings per share
Basic	0.18	0.36	0.79	1.09
Diluted	0.18	0.36	0.79	1.08

Adjusted earnings per share
Basic	0.24	0.30	1.06	1.08
Diluted	0.24	0.30	1.05	1.07

Weighted average number of common shares outstanding
Basic	58,831,432	58,831,518	58,815,526	59,072,119
Diluted	59,055,824	59,154,509	59,084,175	59,587,769

(1)
Represents the impact of the net tax benefit in the fourth quarter of 2017 resulting mainly from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Net earnings	10.6	21.2	46.6	64.0
Interest and other finance costs (income)	9.6	(2.2)	20.9	3.8
Income tax expense (benefit)	0.8	(2.5)	9.8	13.0
Depreciation and amortization	13.1	9.9	44.8	36.1
EBITDA	34.0	26.4	122.2	117.0
Manufacturing facility closures, restructuring and other related charges	1.6	0.5	7.1	1.4
M&A Costs	2.5	2.2	9.5	7.5
Share-based compensation expense	0.4	6.4	1.9	3.3
Impairment of long-lived assets and other assets	—	0.2	0.1	0.2
Loss on disposal of property, plant and equipment	—	—	0.2	0.3
Adjusted EBITDA	38.5	35.7	140.9	129.6

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Cash flows from operating activities	70.2	59.3	90.8	92.1
Less purchases of property, plant and equipment	(18.2)	(14.0)	(75.8)	(85.3)
Free cash flows	52.0	45.3	15.0	6.8